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                          May 6, 2021

       Julio Ramirez
       Chief Executive Officer
       BurgerFi International, Inc.
       U.S. Highway 1
       North Palm Beach, FL 33408

                                                        Re: BurgerFi
International, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 30,
2021
                                                            File No. 333-255667

       Dear Mr. Ramirez:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Jacqueline Kaufman at 202-551-3797 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services